July 20, 2012

BY EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Motricity, Inc.
Registration Statement on Form S-3, as amended on Form S-1 (SEC File Number 333-178309)

Ladies and Gentlemen:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461(a) of Regulation C promulgated under Section 8(a) the Securities Act of 1933, as amended, Motricity, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) enter an appropriate order declaring the Registration Statement effective as of 4:00 p.m. Eastern Daylight Time on Monday, July 23, 2012, or as soon as practicable thereafter.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

The Company further acknowledges that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly at (425) 638-9262 if you have any questions. Please also feel free to contact the Company’s legal counsel: Samuel P. Williams at (617) 856-8353 or Rachel E. Rosen at (617) 856-8215, both of Brown Rudnick LLP.

MOTRICITY, INC.

By:	/s/ James R. Smith, Jr.
Name:	James R. Smith Jr.
Title:	Interim Chief Executive Officer